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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/18 (MM/DD/YY) AND ENDING 09/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Numis Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Fifth Avenue Fl 25
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas J. Rego, CFO (212) 277-7311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

Securities and Exchange Commission
Trading and Markets

DEC 16 2019

RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

mkx file 2nd 12/27

OATH OR AFFIRMATION

I, Nicholas J. Rego, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Numis Securities Inc, as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA A. SMITH
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01SM6330711
Qualified in Kings County
Commission Expires Sept. 21, 2023

Patricia A Smith
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NUMIS SECURITIES INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2019

NUMIS SECURITIES INC.
INDEX
SEPTEMBER 30, 2019

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Numis Securities Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Numis Securities Inc. as of September 30, 2019, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Numis Securities Inc. as of September 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Numis Securities Inc.'s management. Our responsibility is to express an opinion on Numis Securities Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Numis Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

CITRINCOOPERMAN®
Accountants and Advisors

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Numis Securities Inc.'s financial statements. The supplemental information is the responsibility of Numis Securities Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

We have served as Numis Securities Inc.'s auditor since 2019.
New York, New York
December 12, 2019

NUMIS SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2019

Assets		
Cash and cash equivalents	$	268,723
Cash segregated under federal and other regulations		100,287
Letter of Credit - Restricted Cash		260,784
Receivables and deposits from broker-dealer		332,166
Research fees receivable		56,639
Receivable from parent		872,121
Other receivables		107,280
Receivable from clearing organizations		7,766,667
Fixed assets, net of accumulated depreciation		585,825
Prepaid expenses		76,340
Total assets	$	10,426,832
Liabilities and stockholder's equity		
Liabilities:		
Accrued professional fees	$	40,000
Accounts payable and accrued expenses		302,246
Accrued bonus compensation		956,004
Payable to clearing organizations		522,271
Payable to broker		79,672
Deferred rent expense		286,237
Deferred research fee		25,000
Total liabilities		2,211,430
Stockholder's equity:		
Common Stock $1.00 par value; 100 shares authorized, issued and outstanding		100
Additional paid-in capital		13,821,989
Accumulated deficit		(5,606,687)
Total stockholder's equity		8,215,402
Total liabilities and stockholder's equity	$	10,426,832

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2019

Revenues:	
Commissions	$ 6,461,534
Placing fees	2,480,590
Research income	1,721,101
Foreign currency exchange loss, net	(330,352)
Other	4,223
Total revenues	10,337,096
Expenses:	
Employee compensation and benefits	5,613,627
Intercompany service fee allocation	3,864,073
Occupancy	507,975
Professional fees	327,614
Communication services	458,151
Travel and entertainment	486,857
Information services	291,294
Depreciation	176,331
Clearance fees	192,923
Other	86,329
Total expenses	12,005,174
Loss before provision for income taxes	(1,668,078)
Provision for income taxes	-
Net loss	$ (1,668,078)

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2019

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, beginning of year	$ 100	$ 13,853,172	$ (3,938,609)	$ 9,914,663
Share-based compensation	-	968,817	-	968,817
Capital distribution	-	(1,000,000)	-	(1,000,000)
Net loss	-	-	(1,668,078)	(1,668,078)
Balance, end of year	$ 100	$ 13,821,989	$ (5,606,687)	$ 8,215,402

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2019

Cash flows from operating activities		
Net loss	$	(1,668,078)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		176,331
Share-based compensation		968,817
Foreign currency exchange loss, net		330,352
Decrease/(increase) in operating assets		
Receivables and deposits from broker-dealer		(204,216)
Research fees receivable		214,761
Receivable from parent		836,225
Other receivables		(55,952)
Receivable from clearing organizations		(7,173,511)
Prepaid expenses		75,799
Increase/(decrease) in operating liabilities		
Accrued professional fees		(42,500)
Accounts payable and accrued expenses		(103,559)
Accrued bonus compensation		(954,046)
Payable to clearing organizations		446,282
Payable to broker		79,672
Deferred rent expense		(523)
Deferred research fee		25,000
Net cash used in operating activities		(7,049,146)
Cash flows used in investing activities		
Purchases of fixed assets		(23,492)
Net cash used in investing activities		(23,492)
Cash flows used in financing activities		
Capital distribution		(1,000,000)
Cash used in financing activities		(1,000,000)
Net decrease in cash and cash equivalents		(8,072,638)
Cash, and cash equivalents, cash segregated under federal and other regulations and restricted cash		
Beginning of year		8,702,432
End of year	$	629,794
Supplemental disclosure of cash flow information		
Cash paid for interest	$	1,423
Disclosures of non-cash financing activity		
Share-based compensation	$	968,817
Capital distribution	$	1,000,000

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2019

Note 1 - Description of Business:

Numis Securities Inc. (the "Company"), a Delaware corporation incorporated on July 8, 2003, is a wholly owned subsidiary of Numis Securities Limited (the "Parent"). The Company commenced its operations on October 23, 2003, and received its license from the Securities and Exchange Commission (the "SEC") on February 18, 2004. The Parent is in the investment banking and institutional stock- brokerage business, and is a wholly owned trading subsidiary of Numis Corporation Plc ("Plc"). Plc is a listed United Kingdom stock company traded on the Alternative Investments Market of the London Stock Exchange ("LSE").

The Company is a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company, which operates solely in New York, was established to provide securities brokerage services to United States customers trading in United Kingdom securities. The Company clears United Kingdom and Irish listed securities through its UK Parent company. The Company holds no customer accounts. Other securities are cleared through a separate clearing broker, Pershing LLC ("Pershing").

Note 2 - Significant Accounting Policies:

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid instruments and certificates of deposits with original maturities of less than three months to be cash equivalents. Cash and cash equivalents consist of unrestricted cash balances held with three major financial institutions. Interest-bearing balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. The Financial Services Compensation Scheme ("FSCS") provides no insurance for deposits in the United Kingdom. From time to time, the Company's balances may exceed the limits of the FDIC; however, the Company believes that its credit risk exposure is limited due to the high credit quality of the institutions holding its cash. At September 30, 2019, this excess was approximately $44,083.

Cash Segregated Under Federal and Other Regulations

The Company has segregated cash of $100,287 under federal and other regulations in a Special Reserve Account for the exclusive benefit of Customers. This amount is presented as a separate line on the Company's Statement of Financial Condition.

Note 2 - Significant Accounting Policies (Cont'd):

Fixed Assets

Fixed assets consist of office equipment, furniture, technology equipment, and leasehold improvements stated at cost, less accumulated depreciation and amortization. Depreciation expense is computed based on estimated useful lives which are three years for office equipment and technology equipment, and seven years for furniture. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the useful life of the improvement or the lease term.

Receivables and Deposits from Broker-Dealer

Receivables and deposits with broker represent cash balances on deposit with, and commissions and interest receivable from, the Company's clearing broker.

Allowance for Doubtful Accounts

The Company estimates the allowance for doubtful accounts based upon a review of outstanding receivables and historical collection information by customer. Normally accounts receivable are due within 30 days after the date of the invoice. Receivables more than 90 days old are considered past due. Accounts receivable are written off when they are determined to be uncollectible. The Company considers all accounts receivable at September 30, 2019 to be collectible and no allowance for doubtful accounts is deemed necessary at September 30, 2019.

Other Receivables

These regular-way trades are subject to standard settlement of trade date plus two days for UK trades, and trade date plus three days for others, and the balance is approximately $107,280 as of September 30, 2019.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company does not require collateral or other securities to support financial instruments that are subject to credit risk. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. As of September 30, 2019, the Company believes it was not exposed to such risk. During the current year, no customer accounted for 10% or more of total revenues.

Note 2 - Significant Accounting Policies (Cont'd):

Deferred Rent Expense

Rental expense is recorded ratably over the term of the lease, on the straight-line basis, which results in deferred rent expense. As of September 30, 2019, the Company had deferred rent expense of $286,237.

Commissions Revenue

All revenues from Commission revenues and clearing related expenses are recorded on a trade-date basis as securities transactions occur.

On October 1, 2018, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 using the modified retrospective method. Results for reporting periods beginning October 1, 2018 and ending September 30, 2019 are presented under Topic 606.

The Company's services consist of commissions, placing fees, and research income. For the fiscal year ended, the results were as follows:

Commissions from trading	$6,461,534
Placing fees	2,480,590
Research income	1,721,101

Placing Fees

Placing fees are recognized when promised goods or services are transferred to a customer for expected consideration for services performed. These fees represent the Company's allocated share of fees earned by private placings undertaken by the Parent company. They are computed based on the fractional share of the fee attributed to the Company's sales effort in assisting in the placing to US customers.

Research Income and Deferred Research Fee

In addition to brokerage commissions, the Company earns compensation in the form of direct payments for provision of third party research, and other brokerage services. Revenue is recognized once two steps of revenue recognition under ASC 606 have occurred: first, that the performance obligation is satisfied; and second, that an agreement has been reached about the value of the research that has been provided.

In addition, the Company provides research to a customer over a twelve month period. The revenue for this arrangement is recognized over the term of the subscription. At September 30, 2019 the deferred portion is $25,000 and $5,000 has been recognized through that date.

Note 2 - Significant Accounting Policies (Cont'd):

Foreign Currency Transactions

The Company's reporting and functional currency is the U.S. dollar. Certain of the Company's revenues earned and expenses incurred are denominated and settled in foreign currencies.

The Company's assets and liabilities denominated in a foreign currency are translated using exchange rates at the end of the year. Revenues and expenses are translated at average monthly rates for the year. The impact of translation gains and losses on assets and liabilities is included as a component of revenues in the Statement of Operations.

Income Taxes

The Company accounts for income taxes in accordance with current accounting standards. Deferred tax assets and liabilities are provided using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to amounts that more likely than not will not be realized.

The Company accounts for certain uncertainties in the accounting for income taxes utilizing a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

The Company's income tax returns are subject to examination for three years from the date filed or the due date, whichever is later. The Company files income tax returns in the US jurisdiction, New York State and New York City. The returns for fiscal years ended September 30, 2016 through 2018 are open for examination as of the date of these financial statements. If any, the Company records interest and penalties in the other expense caption of the Statement of Operations.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the period. These estimates and assumptions are based on judgment and available information, and, consequently, results could be materially different from these estimates.

Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates.

Note 2 - Significant Accounting Policies (Cont'd):

Indemnifications (Cont'd):

The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded any contingent liability in the financial statements for these indemnifications.

Share-Based Compensation

Certain employees of the Company are permitted to participate in Plc's Restricted Stock Plans for Employees of Numis Securities Inc. (the "Plans"). The Plans are accounted for in accordance with current accounting for share-based payments which require companies to recognize an expense for stock-based compensation in the Statement of Operations. The Company has recorded compensation expense based on a weighted-average period over the vesting period of the awards, with the offset to additional paid-in capital, as the obligation to issue the shares will be satisfied by Plc.

New Standards & Interpretations

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers (Topic 606)," to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity is expected to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgement and estimates may be required within the revenue recognition process than required under existing U.S. GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each performance obligations. The Company has adopted ASU 2014-09 as of October 1, 2018 on a modified retrospective basis, (i.e., applied prospectively effective October 1, 2018 without revising prior periods), which had no impact on the Company's opening stockholder's equity.

In February 2016, the FASB issued ASU No. 2016-02, Leases. The update requires that, at lease inception, a lessee recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statement of operations, while for operating leases, such amounts should be recognized as a combined expense in the statement of operations.

Note 2 - Significant Accounting Policies (Cont'd):

New Standards & Interpretations (Cont'd):

In addition, ASU No. 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, (October 1, 2019 for the Company) including interim periods within that reporting period. Early adoption is permitted.

The Company evaluated the effect of the ASU, and determined there is no material effect on stockholder's equity, and related disclosures or on net capital when the ASU is read in conjunction with SEC's no action letter on this topic.

In November 2016, the FASB issued ASU 2016-18, which requires that amounts generally described as restricted cash to be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 does not provide a definition of restricted cash or restricted cash equivalents. The Company adopted ASU 2016-18 on October 1, 2018. The new guidance will only be applicable to amounts described by the Company as restricted cash.

As a result of the adoption of ASU 2016-18, ending cash and cash equivalents has been adjusted to include cash segregated under federal and other regulations in the amount of $100,287 and $260,784 of restricted cash under a letter of credit agreement in the statement of cash flow for the year ended September 30, 2019. The Company did not have cash segregated under federal and other regulations as of October 1, 2018.

Note 3 - Receivable from and Payable to Clearing Organizations:

Amounts receivable from and payable to clearing organizations at September 30, 2019, consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$7,766,667	$ 522,271

Securities failed to deliver represent receivables for securities sold that have not been delivered by the clearing organizations for which the settlement date has passed. Securities failed to receive represent payables to clearing organizations for securities purchased that have not been received for which settlement date has passed.

NUMIS SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2019

Note 4 - Fixed Assets:

As of September 30, 2019, fixed assets consist of the following:

Furniture and fixtures	$ 215,912
Technology equipment	484,396
Leasehold improvements	282,013
	982,321
Accumulated depreciation	(396,496)
	$ 585,825

Note 5 - Commitments and Contingencies:

Depreciation expense for the year ended September 30, 2019 was $176,331 and is included in the Statement of Operations. The Company is obligated under an operating lease for office space which expires on October 31, 2028.

The Company is obligated to pay property taxes and operating expenses for the base operating year. This lease also calls for a security deposit of $259,125 which was satisfied by a standard letter of credit which is included on the Statement of Financial Condition.

In accordance with the lease, the Company received a seven-month lease abatement of $286,760. Rent expense, including the rent abatement is recognized by the Company on a straight-line basis over lease terms, which resulted in a deferred rent expense of $286,237, and which is included on the Statement of Financial Condition.

Occupancy expense for the year ended September 30, 2019 was $507,975 and is included in the Statement of Operations.

Minimum future annual rental commitments under the operating lease are as follows:

Year Ending	
September 30, 2020	$ 518,250
September 30, 2021	518,250
September 30, 2022	518,250
September 30, 2023	535,525
September 30, 2024	552,800
Thereafter	2,257,267
	$ 4,900,342

Note 6 – Related Party Transactions:

In the course of business, the Company acts as agent for the Parent's clients. In return for these services, the Company receives commission revenues and research income from the Parent in accordance with terms of the allocation methodology established in the July 2004 Transfer Pricing Agreement, between the Company and the Parent, as amended in November 2007. The allocation is primarily linked to the level of work performed by the Company.

For the fiscal year ended September 30, 2019, $992,006 of commissions revenue was allocated from the Parent related to trades between the Company's customers and the Parent, which is included in the Commissions line item, in the Statement of Operations. Additionally, $1,721,101 of research income was derived from third party customers in which the Company distributed research that was provided to the Company by the Parent.

In addition, the Company was allocated $2,480,590 as its share of of fees from private placements undertaken by the Parent. These fees are included in the Statement of Operations for the fiscal year ended September 30, 2019.

In accordance with the intercompany Transfer Pricing Agreement, the Parent receives a service fee for each transaction that is recorded by the Company based on the Parent's detailed cost analysis on services performed. Services performed include equity administration and support, equity research, broking, and corporate services.

For the year ended September 30, 2019, the intercompany service fee allocation under such agreement was $3,864,073, which is included in the Statement of Operations. At September 30, 2019, a capital contribution of $968,817 was recorded for the shares to be issued by Plc to satisfy the share compensation expense under the restricted stock plans. In addition, future monthly accruals of restricted stock plan compensation will also be recorded as capital contributions.

As of September 30, 2019 the Company has a receivable balance from the Parent of $872,121 in relation to these related party transactions.

As of September 30, 2019, the Company recorded return of capital of $1,000,000 to the holder of the outstanding common stock of the Company by making an offsetting reduction of the intercompany receivable from the Parent.

Note 7 - Clearing Fee Agreement:

The Company has an agreement with its clearing broker, Pershing. As part of the agreement, the Company maintains a deposit account with the clearing broker and is subject to certain termination fees in the event the agreement is terminated by either party without cause upon ninety days prior notice. The termination fee is defined in the agreement as a reasonable and determinable amount agreed upon by both parties. The Company does not intend to terminate the agreement and as such has not recognized any liability or expense related thereto.

Note 7 - Clearing Fee Agreement (Cont'd):

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At September 30, 2019, no such failure has occurred and the Company has recorded no liabilities with regard to the right.

Note 8 - Income Taxes:

The Company files a Federal, New York State and New York City income tax returns.

The deferred tax assets are comprised of the following:

Deferred	
Federal	$ 639,481
State and local	877,337
	1,517,818
Less: Valuation allowance	(1,517,818)
	$ -

The effective tax rate differs from the statutory federal tax rate primarily due to the change in the valuation allowance. The Company has available net operating loss carry forwards amounting to approximately $1,524,000 for federal income tax purposes, approximately $2,398,000 for state income tax purposes and approximately $2,124,000 for local income tax purposes. These net operating loss carry forwards expire on September 30, 2032, except for current year federal net operating losses of approximately $617,000 that can be carried forward indefinitely.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. For the year ended September 30, 2019, the Company did not have taxable income and therefore the Company did not have income tax liability. At September 30, 2019, the Company has recorded a deferred tax asset of approximately $1,518,000. The deferred tax asset primarily relates to temporary differences associated with the deductibility of depreciation and amortization, share plan accrued expenses, allowable gain and losses on conversion of currencies, net operating losses carry forwards and deferred rent.

Note 8 - Income Taxes (Cont'd):

A valuation allowance is recognized against the deferred tax asset if it is more likely than not such asset will not be realized in future years. The ultimate realization of a deferred tax asset is dependent upon the generation of future taxable income. Due to uncertainty of earning future taxable income against which the deferred tax asset could be utilized, a valuation allowance for the full amount of the deferred tax assets has been recorded. In 2019, the valuation allowance increased approximately $562,000, including the effect of the reduction in the statutory federal rate. The Company had no tax liability for uncertain tax positions as of September 30, 2019.

Despite the net operating loss, the Company is subject to New York State and City taxes based on capital. During the fiscal year ended September 30, 2019, the Company recognized $3,118 of state and $1,971 of city capital taxes, which are included in other expenses in the Statement of Operations.

Note 9 - Restricted Stock Plans:

a) Details of restricted stock plans

During the year ended September 30, 2006 the Company had approved a plan (USRSP #1) under which selected employees were awarded a share purchase option to buy Plc stock on the LSE. During the year ended September 30, 2008 the Company approved and made further awards pursuant to two additional plans, USRSP #2 and USRSU #1.

Both USRSP #1 and #2 plans were fully vested in the fiscal years ended September 30, 2012 and September 30, 2015, respectively. No further awards will be made under either plan. The USRSU #1 plan remains current with awards and vestings taking place during the financial year.

b) Awards during the current fiscal year

USRSU #1

There were 272,314 restricted share units outstanding at the beginning of the current fiscal year that had been awarded under USRSU #1, with a weighted average price of $2.88. No new awards were made during the year.

A number of vestings took place during the year: 10,962 shares in December 2018 from the second tranche of the December 2016 issuance under RSU 32; 4,333 shares in December 2018 from the first tranche of the December 2017 issuance under RSU 40; 27,685 shares in January 2019 from the third tranche of the January 2016 issuance under RSU 25; 93,441 shares in January 2019 from the second tranche of the January 2016 issuance under RSU 26; 11,412 shares in January 2019 from the second tranche of the June 2016 award under RSU 30; and 8,667 shares in April 2019 from the accelerated vesting of the second and third tranches of the December 2017 issuance under RSU 40. In total, 156,500 shares vested during the year at a weighted average price of $3.17.

Note 9 - Restricted Stock Plans (Cont'd):

As of September 30, 2019 there were 115,814 restricted share units outstanding with a weighted average exercise price of $2.50. Compensation expense related to the USRSU #1 plan amounted to $124,254 for the year ended September 30, 2019 which is included in the Statement of Income. As of September 30, 2019 there was $26,628 of total unrecognized compensation cost related to non-vested restricted share units granted under the Plan. That cost is expected to be recognized over a weighted average period of 0.29 years.

OPTION SCHEME

The Group operates an employee option scheme which was originally formulated and approved in 2001. Under this scheme an option cannot be exercised later than the tenth anniversary after the grant date. The earliest date of exercise is usually three years after the date of grant.

In December 2013, 47,429 options were awarded at an exercise price of $4.17. The market value of the awards totaled $197,934 and the intrinsic value was $50,183. There were no exercises during the year. As of September 30, 2019 there were 39,524 unexercised options outstanding with a weighted average exercise price of $4.17 based on market value and $1.06 based on intrinsic value provided by Bloomberg. The awards being fully amortized before the start of the year, there was no compensation expense recorded for the year ended September 30, 2019. There were no further unrecognized compensation costs under the option plan.

US LTIP (2017) PLAN

In January 2017, a new scheme was formulated with share awards vesting after 4 years in 5 parts with differing share price conditions: the first 50% as a basic award with no price conditions; the next 10% if the closing daily share price is at or above £2.09 (the base price); the next 15% if the closing daily share price is at or above £3.09 (base price plus £1.00); the next 15% if the closing daily share price is at or above £4.09 (base price plus £2.00); and the final 10% if the closing daily share price is at or above £5.09 (base price plus £3.00). In all instances, the closing share price must remain at or above the given levels for a consecutive 90 days within the 4 year vesting period in order to trigger that particular tranche. All tranches achieving the price targets become entitled for vesting after the four year period providing personal and peer group soft targets around conduct and due diligence are met.

The fair value for each tranche has been calculated by independent expert advisers (Aon Hewitt) who have run a number of simulations to derive their calculations.

In January 2017, 1,500,000 awards were made to 3 individuals at a weighted average market price of $3.02 fair value price of $2.25. There were no vestings or leavers in the year leaving the year end position at September 30, 2019 unchanged from the January 2017 awards.

Compensation expense amounted to $844,564 for the year ended September 30, 2019, which is included in the Statement of Income. As of September 30, 2019 there was $1,082,453 of total unrecognized compensation cost related to non-vested awards granted under the Plan. That cost is expected to be recognized over a weighted average period of 1.28 years.

Note 10 - 401(K) Profit Sharing Plan:

The Company maintains a 401(k) profit sharing plan ("Plan") for the benefit of all eligible employees who meet certain plan requirements. Under the Plan, the Company is required to make a 3% "safe harbor" contribution to all eligible employees who have completed three months of employment. Vesting in the 3% Company contribution is immediate. The Company may also elect to make a discretionary profit sharing contribution to the Plan regardless of the amount of service completed by the employee during the year. Vesting in such profit sharing contributions is 20% after two years plus an additional 20% per year thereafter. The expense associated with this Plan for the year ended September 30, 2019 was $89,016. There were no discretionary contributions for the year ended September 30, 2019.

Note 11 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum adjusted net capital equivalent to the greater of $250,000 or 6-2/3% of aggregate indebtedness. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At September 30, 2019, the Company had net capital of $6,928,229 which was $6,678,229 in excess of its required net capital of $250,000. The ratio of aggregate indebtedness to net capital was 0.18 to 1.

The Company is exempt from the provision of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) and k(2)(ii) of this rule.

Note 12 - Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to September 30, 2019, and through the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of September 30, 2019.

SCHEDULE I

NUMIS SECURITIES INC.
SUPPLEMENTARY SCHEDULE
AS OF SEPTEMBER 30, 2019

Total stockholder's equity		$ 8,215,402
Accrued bonus compensation		956,004
Nonallowable assets		
Research fees receivable	$ (56,639)	
Fixed assets, net of accumulated depreciation	(585,825)	
Prepaid expenses	(76,340)	
Receivable from parent	(872,121)	
Letter of Credit	(260,784)	
Total nonallowable assets		(1,851,709)
Net capital before haircuts on foreign currency		7,319,697
Haircuts on foreign currency		(391,468)
Net capital		$ 6,928,229
Aggregated indebtedness		
Items included in the statement of financial condition		
Accounts payable and accrued expenses		$ 1,255,426
Total aggregate indebtedness		$ 1,255,426
Computation of basic net capital requirement		
Minimum net capital required (the greater of $250,000 or 6-2/3% of aggregate indebtedness)		$ 250,000
Excess net capital		$ 6,678,229
Ratio: Aggregate indebtedness to net capital		.18 to 1

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of amended Form X-17A-5 as of September 30, 2019.

See Report of Independent Registered Public Accounting Firm.

SCHEDULE II

NUMIS SECURITIES INC.
SUPPLEMENTARY SCHEDULE
AS OF SEPTEMBER 30, 2019

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) and (ii) of the Rule.

See Report of Independent Registered Public Accounting Firm.

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors
Numis Securities Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Numis Securities Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Numis Securities Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) & (2)(ii) (the "exemption provisions") and (2) Numis Securities Inc. stated that Numis Securities Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Numis Securities Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Numis Securities Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) & (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
December 12, 2019

Management Statement Regarding Compliance with the Exemption Provisions of SEC Rule 15c3-3

Numis Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) the Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): paragraphs (k)(2)(i) and (k)(2)(ii),

(2) for the reporting period from October 1, 2018 through September 30, 2019, the Company has met the identified exemption provisions without exception.

Numis Securities Inc.

I, Nicholas Rego, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: ______________________

Nicholas J. Rego, CFO
December 12, 2019

Numis

Numis Securities Inc.
575 Fifth Avenue
25th Floor
New York NY 10017

+1 212 277 7300
www.numis.com

December 13, 2019

Registrations Branch
Mail Stop 8031
Securities & Exchange Commission
100 F Street NE
Washington, DC 20541

Re: SEC 8-66139

To Whom It May Concern:

Enclosed, please find our audited financial statement for the year ended September 30, 2019. Should you have any further questions, please contact me directly at (212) 277-7311.

Sincerely yours,

Nicholas J. Rego, CFO & CCO
n.rego@numis.com

Securities and Exchange Commission
Trading and Markets

DEC 16 2019

RECEIVED